This Amended Pricing Supplement No. 2007-MTNDD156 is being filed to correct the “CUSIP” provided in the section “Description of the Notes” on page 10.

Pricing Supplement No. 2007-MTNDD156 Dated August 17, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

$18,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

2.80% Notes Exchangeable for the Cash Value of the Common Stock of Pfizer Inc. Due 2012

•	The notes bear interest at the rate of 2.80% per annum, payable on February 28 and August 31 of each year, beginning February 28, 2008.

•	If not previously exchanged by you, the notes will mature on August 31, 2012. At maturity you will receive $1,000 in cash for each $1,000 principal amount of notes you then hold.

•

EXCHANGE RIGHT Beginning September 24, 2007, you will have the right to exchange each $1,000 principal amount of notes you then hold for the cash value of 32.1612 shares of Pfizer common stock (which we refer to as the underlying stock).

•	If you exchange your notes, the cash value that you receive may not be greater than the issue price of your notes.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2.

The notes represent obligations of Citigroup Funding Inc. only and do not represent obligations of or interests in Pfizer Inc.  Pfizer Inc. is not involved in any way in this offering and has not authorized, sponsored or consented to the issuance of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000	$18,000,000
Agent’s Discount	$0	$0
Proceeds to Citigroup Funding Inc. (before expenses)	$1,000	$18,000,000

We expect that delivery of the notes will be made against payment therefor on or about August 24, 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the market price of the underlying stock and other events that are difficult to predict and beyond our control.

You Will Not Participate in the Appreciation of the Underlying Stock Unless It Appreciates Significantly from Its Value on August 17, 2007

The notes offer you less opportunity to participate in any appreciation of the underlying stock than does direct investment in the underlying stock because you will not participate in any appreciation in the price of the underlying stock unless you exchange the notes and the cash value of the underlying stock appreciates approximately 30% from the initial value of $23.918 on August 17, 2007 to the date the exchange is effected.

You Will Not Participate in Approximately the First 30% of any Appreciation of the Underlying Stock

Even if the price of the underlying stock appreciates from August 17, 2007 and you exchange the notes, you will not participate in approximately the first 30% of the appreciation in the price of the underlying stock from its value on August 17, 2007.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of 2.80% per annum. As a result, if the price of the underlying stock over the term of the notes is less than, equal to or only slightly greater than a price equal to $1,000 divided by the exchange ratio (a price that represents approximately a 30% appreciation in the cash value of the underlying stock from its cash value on August 17, 2007), you will receive an amount in cash upon exchange that is equal to or slightly greater than the principal amount of your notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Dividends Paid on the Underlying Stock

Your return on the notes will not reflect the return you would realize if you actually owned shares of the underlying stock and received any dividends paid on those shares because the notes do not entitle you to receive those dividends.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by the supply of and demand for the notes, the value of the underlying stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Underlying Stock. We expect that the market value of the notes at any time may be affected by changes in the price of the underlying stock. However, changes in the price of the underlying stock may not always be reflected, in full or in part, in the market value of the notes. Increases in the price of the underlying stock of less than approximately 30% over its price on August 17, 2007 may not be fully reflected in the trading price of the notes because holders of the notes would not participate in those increases upon their exchange of the notes. If you choose to sell your notes when the price of the underlying stock is below its initial price of $23.918 on August 17, 2007, you may receive less than the amount you originally invested.

The price of the underlying stock will be influenced by Pfizer’s results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Pfizer is a part. Citigroup Funding’s hedging activities in the underlying stock, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stock.

PS-2

Volatility of the Underlying Stock. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of the underlying stock changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Issuer of the Underlying Stock. General economic conditions and earnings results of Pfizer and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yield on Pfizer increases, we expect that the market value of the notes may decrease because the cash you will receive upon your exchange will not reflect the value of such dividend payments. Conversely, if the dividend yield on Pfizer decreases, we expect that the market value of the notes may increase.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the price of the underlying stock the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the price of the underlying stock during the period prior to your exchange or the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities in the underlying stock by us or one or more of our affiliates will likely involve trading in the underlying stock or in other instruments, such as options or swaps, based upon the underlying stock. This hedging activity could affect the market prices of the underlying stock and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup Inc.’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the underlying stock.

The Historical Performance of the Underlying Stock Is Not an Indication of the Future Performance of the Underlying Stock

The historical performance of the underlying stock, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying stock during the term of the notes. Changes in the price of the underlying stock will affect the trading price of the notes, but it is impossible to predict whether the price of the underlying stock will rise or fall.

You Will Have No Rights Against the Issuer of the Underlying Stock

You will have no rights against the issuer of the underlying stock even though:

•	you will receive the cash value of the underlying stock upon your exchange; and

•	the market value of the notes is expected to depend primarily on the price of the underlying stock.

PS-3

The issuer of the underlying stock is not in any way involved in this offering and has no obligations relating to the notes or to holders of the notes. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to the underlying stock.

The Cash Value of the Underlying Stock You Receive Upon Your Exchange May Be Reduced Under Some Circumstances if the Underlying Stock Is Diluted Because the Exchange Ratio Will Not Be Adjusted for All Events That Dilute the Underlying Stock

The exchange ratio is subject to adjustment for a number of events arising from share splits and combinations, share dividends or other distributions, a number of other actions of the issuer of the underlying stock that modify its capital structure and a number of other transactions involving the issuer of the underlying stock, as well as for the liquidation, dissolution or winding up of the issuer. You should refer to the section “Description of the Notes — Dilution Adjustments” in this pricing supplement. The exchange ratio will not be adjusted for other events that may adversely affect the price of the underlying stock, such as offerings of common stock for cash or in connection with acquisitions. Because of the relationship of the cash value of the underlying stock you receive upon your exchange to the then-current price of the underlying stock, these other events may reduce the cash value you receive.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes and the Cash Value of the Underlying Stock You Receive Upon Your Exchange May Be Affected by Purchases and Sales of the Underlying Stock or Derivative Instruments Related to the Underlying Stock by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell shares of the underlying stock or derivative instruments relating to the underlying stock for their own accounts in connection with their normal business practices. These transactions could affect the price of the underlying stock and therefore the cash value of the underlying stock you receive upon your exchange or reduce the price you receive if you sell your notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

PS-4

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the 2.80% Notes Exchangeable for the Cash Value of the Common Stock of Pfizer Inc. Due 2012 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

Interest

The Notes will bear interest at a rate equal to 2.80% per annum, calculated on the basis of a 360-day year of twelve 30-day months. The interest payment dates with respect to the Notes are February 28 and August 31 of each year, commencing February 28, 2008.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each interest payment date. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The Notes mature on August 31, 2012, unless they are previously exchanged by you.  At maturity, you will receive $1,000 for each $1,000 principal amount of Notes you then hold.

Exchange Right

Beginning on September 24, 2007, you will have the right, by completing the Official Notice of Exchange attached as Exhibit A to this pricing supplement and delivering that notice to both the calculation agent and the paying agent for the Notes no later than 11:00 a.m. New York City time on any Trading Day, to exchange each $1,000 principal amount of Notes you then hold for the cash value of 32.1612 shares of the Underlying Stock equal to the Exchange Ratio. You will be able to exercise your exchange right through and including the Trading Day prior to maturity.

We will pay in cash the cash value of the Underlying Stock to you three Business Days after the date you deliver a valid Official Notice of Exchange (such date of delivery of a valid Official Notice of Exchange, the “Exchange Date”), as long as the paying agent has received delivery on the Exchange Date of your Notes. We will not pay accrued and unpaid interest on Notes that you exchange under your exchange right.

The “Exchange Ratio” equals 32.1612.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

A “Market Disruption Event” means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) the shares of the Underlying Stock (or any other security for which a Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to the shares of the Underlying Stock (or other relevant security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

PS-5

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If Pfizer Inc., after the date of this pricing supplement:

(1)    pays a share dividend or makes a distribution with respect to its common stock in such shares of common stock (excluding any share dividend or distribution for which the number of shares of common stock paid or distributed is based on a fixed cash equivalent value),

(2)    subdivides or splits its outstanding common stock into a greater number of shares,

(3)    combines its outstanding common stock into a smaller number of shares, or

(4)    issues by reclassification of its common stock any shares of other common stock of Pfizer Inc.,

then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of shares of other common stock of Pfizer Inc., and the denominator of which will be the number of shares of common stock outstanding immediately before the event.

If Pfizer Inc., after the date of this pricing supplement, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its common stock entitling them to subscribe for or purchase shares of its common stock at a price per share less than the Then-Current Market Price of the common stock, other than rights to purchase common stock pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of such rights or warrants, plus the number of additional shares of common stock offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional shares of common stock which the aggregate offering price of the total number of shares of common stock offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the common stock, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the shares of common stock offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of shares of common stock actually delivered.

If Pfizer Inc., after the date of this pricing supplement, declares or pays a dividend or makes a distribution to all holders of the common stock of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its common stock, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its common stock rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one share of common stock, and the denominator of which will be the Then-Current Market Price of one share of common stock, less the fair market value as of the time the adjustment is effected of the portion of the capital shares, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one share of the common stock. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of Pfizer common stock consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Trading Price of such capital stock. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.

PS-6

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Trading Price of Pfizer common stock on any Trading Day thereafter up to and including the maturity date will be deemed to be equal to the fair market value of the capital stock, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one share ofPfizer common stock.

If Pfizer Inc., after the date of this pricing supplement, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional shares of the common stock and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its common stock, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the common stock, and the denominator of which will be the Then-Current Market Price of the common stock on the record date less the amount of the distribution applicable to one share of common stock which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of shares of common stock outstanding on the record date.

For the purposes of these adjustments:

A “Permitted Dividend” is (1) any cash dividend in respect of Pfizer common stock, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the common stock in excess of 10%, and (2) any cash dividend or distribution made in the form of a fixed cash equivalent value for which the holders of Pfizer common stock have the option to receive either a number of shares of its common stock or a fixed amount of cash.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by Pfizer Inc. with respect to one share of common stock acquired in a tender offer or exchange offer by Pfizer Inc., over (y) the Then-Current Market Price of the common stock.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Trading Price of Pfizer common stock on any Trading Day thereafter up to and including the maturity date will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the common stock in the tender offer or exchange offer applicable to one share of Pfizer common stock.

If Pfizer Inc., after the date of this pricing supplement, issues or makes a distribution to all holders of its common stock of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, then, in each of these cases, each holder of the Notes will receive upon the exchange or redemption for each Note the cash value of a number of shares equal to the Exchange Ratio and a number of shares of such Pfizer subsidiaries’ capital stock equal to the Exchange Ratio times the number of shares of such subsidiaries’ capital stock distributed per share of Pfizer common stock.  Following the record date for an event described in this paragraph, the “Trading Price” will equal the Trading Price of Pfizer common stock, plus the Trading Price of such subsidiaries’ capital stock times the number of shares of such subsidiaries’ capital stock distributed per share of Pfizer common stock. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “— Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “— Dilution Adjustments” occurs with respect to such capital stock.

PS-7

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of Pfizer common stock entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by Pfizer Inc.,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•

in the case of any Excess Purchase Payment for which Pfizer Inc. announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by Pfizer Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio will be further adjusted to the Exchange Ratio which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

The “Then-Current Market Price” of the common stock, for the purpose of applying any dilution adjustment, means the average Closing Price per share of common stock for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

The “Closing Price” of Pfizer common stock (or any other security for which a Closing Price must be determined) on any date of determination will be (1) if the common stock or other security is listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or other security is listed or admitted to trading, and (2) if the common stock or other security are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security is listed or admitted to trading on such exchange), the last quoted bid price for the common stock or other security in the over-the-counter market on that date as reported by the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the maturity date. If no closing sale price or last reported sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service. If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.

PS-8

The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the shares of common stock trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

In the event of any of the following “Reorganization Events”:

•

any consolidation or merger of Pfizer Inc., or any surviving entity or subsequent surviving entity of Pfizer Inc., with or into another entity, other than a merger or consolidation in which Pfizer Inc. is the continuing corporation and in which the common stock outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of Pfizer Inc. or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of Pfizer Inc. or any successor as an entirety or substantially as an entirety,
•	any statutory exchange of securities of Pfizer Inc. or any successor of Pfizer Inc. with another issuer, other than in connection with a merger or acquisition, or
•	any liquidation, dissolution or winding up of Pfizer Inc. or any successor of the Underlying Equity Issuer,

 the Trading Price of Pfizer common stock on any Trading Day thereafter up to and including the maturity date will be deemed to be equal to the Transaction Value.

The “Transaction Value” will equal the sum of (1), (2) and (3), below.

(1) for any cash received in a Reorganization Event, the amount of cash received per share of common stock,

(2) for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the fair market value on the date the Reorganization Event is consummated of that property received per share of common stock, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3) for any Marketable Securities received in a Reorganization Event, an amount equal to the Closing Price per share of common stock of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each share of common stock.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity of the Notes that would have required an adjustment as described above, had it occurred with respect Pfizer common stock or Pfizer Inc. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

PS-9

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the amount to be received at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” and “— Exchange Right” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the beneficial owner of a Note will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of the beneficial owner of a Note will be capped at the cash equivalent of the amount to be received at maturity calculated as though the maturity date of the Notes were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of Notes at 2.80% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent, Trustee and CUSIP

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17311GAX0.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

PS-10

PFIZER INC.

According to publicly available documents, Pfizer Inc. is a global, research-based company that is dedicated to better health and greater access to healthcare for people and their valued animals.  Its purpose is to help people live longer, healthier, happier and more productive lives. Its efforts in support of that purpose include the discovery, development, manufacture and marketing of breakthrough medicines; the exploration of ideas that advance the frontiers of science and medicine; and the support of programs dedicated to illness prevention, health and wellness, and increased access to quality healthcare.

Pfizer is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Pfizer files reports (including its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007), proxy statements and other information with the SEC. Pfizer’s registration statements, reports, proxy statements and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at the offices of the SEC at the locations listed under “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

Neither we, Citigroup Funding nor Citigroup Inc. has participated in the preparation of Pfizer’s publicly available documents or has made any due diligence investigation or inquiry in connection with the offering of the Notes. We make no representation that the publicly available information about Pfizer is accurate or complete.

The Notes represent obligations of Citigroup Funding only. Pfizer is not involved in any way in this offering and has no obligation relating to the Notes or to the holders of the Notes.

PS-11

HISTORICAL DATA ON THE COMMON STOCK OF

PFIZER INC.

The common stock of Pfizer Inc. is listed on the New York Stock Exchange under the symbol “PFE.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sale prices for Pfizer common stock, as reported on the New York Stock Exchange and the cash dividends paid per share of Pfizer common stock beginning in the first quarter of 2002.

According to Pfizer Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, as of August 1, 2007, there were 6,927,108,833 shares of common stock outstanding. During the periods reflected in the table below, Pfizer Inc. did not split its stock.

Holders of the Notes will not be entitled to any rights with respect to Pfizer common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

Quarter	High	Low	Dividends
2002
First	42.4600	39,1000	0.13
Second	40.3000	32.7500	0.13
Third	35.2300	25.1300	0.13
Fourth	34.0000	28.2500	0.15
2003
First	32.4000	27.9000	0.15
Second	36.9000	30.3000	0.15
Third	34.9800	29.4500	0.15
Fourth	35.3500	30.3200	0.17
2004
First	38.8700	33.5000	0.17
Second	37.9000	33.8200	0.17
Third	34.4400	29.5900	0.17
Fourth	31.4900	23.5200	0.19
2005
First	27.3500	23.8000	0.19
Second	29.0200	25.8000	0.19
Third	27.8200	24.6800	0.19
Fourth	25.5600	20.2700	0.24
2006
First	26.8400	23.6100	0.24
Second	25.7200	22.5100	0.24
Third	28.5800	22.1700	0.24
Fourth	28.6000	23.5200	0.29
2007
First	27.4100	24.5500	0.29
Second	27.7300	25.2300	0.29
Third (through August 17, 2007)	26.1500	23.1400

The closing price of Pfizer common stock on August 17, 2007, was $23.918.

PS-12

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

 The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note.  This summary supplements, and should be read in conjunction with, the section entitled “United States Federal Income Tax Considerations” in the prospectus supplement.  Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below and in the prospectus supplement.

Tax Characterization of the Notes

Each Note will be treated by Citigroup Funding for United States federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”).  Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations.  The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.  A United States holder (as such term is defined in the prospectus supplement) of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations.  The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deduction with respect to a contingent debt obligation.  As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a United States holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 5.069%, compounded semi-annually (the “comparable yield”).  Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a United States holder of a Note will be assumed to be entitled to receive, in respect of each Note, semi-annual payments of interest at a rate of 2.80% per annum, as well as a payment of $1,128.34  at maturity, or the accrued portion thereof upon exchange (the “Assumed Exchange Amount”).  The Assumed Exchange Amount is calculated as the amount required to produce the comparable yield when combined with the semi-annual payments of interest made in respect of a Note, taking into account the Note’s issue price.  Citigroup Funding has assumed, solely for purposes of determining the comparable yield, that the Notes will remain outstanding until maturity.

The comparable yield and the Assumed Exchange Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of, or payment to be made in respect of, a Note.  The comparable yield and the Assumed Exchange Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield, the amount of such payment, or whether any holder will exercise its exchange right.

Each Note will be issued at par.  However, there will be original issue discount for United States federal income tax purposes (“Tax OID”) because Tax OID must be accrued at the comparable yield.  Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a United States holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the United States holder owns the Note.  As a result, a United States holder of a Note that employs the cash method of tax accounting will be required to include amounts in respect of Tax OID accruing on a Note in taxable income each year, even though cash payments will be made with respect to the Notes only upon interest payment dates or at maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period.  In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period).  The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods.  Based upon the comparable yield, if a United States holder who employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note (in excess of accrued semi-annual interest income) for each of the following periods: $17.74  in 2007; $51.40  in 2008; $52.61  in 2009; $53.87  in 2010; $55.20  in 2011 and $37.53  in 2012 (adjusted as described in the second below paragraph).

PS-13

Disposition (including Exchange) of the Notes.  When a United States holder sells, exchanges or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the United States holder’s gain (or loss) on such disposition will equal the difference between the amount received by the United States holder for the Note and the United States holder’s tax basis in the Note.  A United States holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the United States holder’s original purchase price for such Note, plus any Tax OID accrued by the United States holder and less the amount of any payments received by the holder while holding the Note.

If the amount received by the United States holder at maturity or upon exchange of a Note exceeds the accrued portion of the Assumed Exchange Amount, the United States holder will be required to include such excess in income as ordinary interest.  Alternatively, if the amount received at maturity or upon exchange is less than the accrued portion of the Assumed Exchange Amount, the difference between the amount received and the accrued portion of the Assumed Exchange Amount will be treated as an offset to any interest otherwise includible in income by the United States holder with respect to the Note for the taxable year in which maturity or exchange occurs, but only to the extent of the amount of such includible interest.  Any remaining portion of such shortfall may be recognized and deducted by the United States holder as an ordinary loss to the extent of the United States holder’s Tax OID inclusions with respect to the Note up to the date of disposition.  Any loss realized in excess of such amount generally will be treated as a capital loss.

Any gain realized by a United States holder on a disposition will be treated as ordinary interest income.  Any loss realized by a United States holder on a disposition will be treated as an ordinary loss to the extent of the United States holder’s Tax OID inclusions with respect to the Note up to the date of disposition.  Any loss realized in excess of such amount generally will be treated as a capital loss.  An individual United States holder generally will be allowed a deduction for any such ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code.  Any capital loss recognized by a United States holder will be a long-term capital loss if such United States holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the IRS relating to payments made to particular United States holders of Notes.  In addition, United States holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules.  United States holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

PS-14

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $18,000,000 principal amount of Notes (18,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.

Citigroup Funding will not apply to list the Notes on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes and the Cash Value of the Underlying Stock You Receive Upon Your Exchange May Be Affected by Purchases and Sales of the Underlying Stock or Derivative Instruments Related to the Underlying Stock by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Please see “ERISA Matters” in the accompanying prospectus supplement.

PS-15

EXHIBIT A

OFFICIAL NOTICE OF EXCHANGE

Dated:	[Must be on or after September 24, 2007]

Citibank, N.A., as Paying Agent Citibank Agency & Trust 388 Greenwich Street, 14th Floor New York, NY 10013 Attention: Nancy Forte Phone: (800) 422-2066 (212) 816-5685 Fax: (212) 816-5527	Citigroup Global Markets Inc., as Calculation Agent 390 Greenwich Street New York, New York 10013 Attn: Structured Products/Equity Derivatives Group Phone: (212) 723-7349 Fax: (212) 723-8732

Ladies and Gentlemen:

The undersigned holder of the 2.80% Notes Exchangeable for the Cash Value of the Common Stock of Pfizer Inc. Due 2012 (the “Notes”) hereby irrevocably elects to exercise with respect to the principal amount of the Notes indicated below, as of the date hereof (or, if this notice is received after 11:00 a.m. on any Trading Day by either the Calculation Agent or the Paying Agent, as of the next Trading Day), provided that such day is prior to August 31, 2012, the holder’s exchange right as described in the Pricing Supplement dated August 17, 2007 relating to the Notes (the “Pricing Supplement”). Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement.

Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon Citigroup Funding Inc. shall cause its affiliate, Citigroup Global Markets Inc., to pay the required amount of cash to the Paying Agent through the facilities of DTC; the Paying Agent will in turn be obligated to pay the required amount of cash three Business Days after the Exchange Date in accordance with the payment instructions set forth below, as long as the Paying Agent has received delivery on the Exchange Date of the Notes being exchanged.

Very truly yours,

[Name of Holder]

By:
[Title]

[Fax No.]

$
Principal Amount of Notes being Exchanged [must be $1,000 or integral multiple thereof]

PS-16

Payment Instructions

for the required

amount of cash:

Receipt of the above Official Notice of Exchange is hereby acknowledged:

CITIGROUP GLOBAL MARKETS INC., as Calculation Agent CITIBANK, N.A., as Paying Agent.

By: CITIBANK, N.A., as Paying Agent.

By:
Name:
Title:

Date and Time of Acknowledgement:

PS-17

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup

Funding Inc.

Medium-Term Notes,

Series D

$18,000,000

2.80% Notes Exchangeable for

the Cash Value of the Common Stock of

Pfizer Inc.

Due August 31, 2012

($1,000 Principal Amount Per Note)

Pricing Supplement

August 17, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

TABLE OF CONTENTS
Page
Pricing Supplement

Prospectus Supplement

Prospectus